Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 333-41961, No. 333-33576, No. 333-56950, No. 333-65748, No. 333-90156, No. 333-107637, No. 333-118095, and No. 333-134948 on Form S-8 of our reports dated February 27, 2007 (which reports express an unqualified opinion and includes an explanatory paragraph referring to the Company adopting the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, effective January 1, 2006), relating to the financial statements and financial statement schedules of Amsurg Corp., and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of AmSurg Corp. for the year ended December 31, 2006.
/s/ DELOITTE & TOUCHE LLP
Nashville, TN
February 27, 2007